Exhibit 99.5
      File Number: 59790-0033

             Web site: www.langmichener.com

             December 3, 2009

             British Columbia Securities Commission
             Alberta Securities Commission
             Ontario Securities Commission

             Dear Sirs/Mesdames:

             Keegan Resources Inc.

             In connection with the final Short Form Prospectus of Keegan Resources Inc. dated
             December 3, 2009 (the “Prospectus”), we consent to the references to our name on the inside cover page and under the heading “Legal Matters” and consent to the use of our firm’s name and reference to our opinion under the heading “Eligibility for Investment” in the Prospectus.

             We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinion referred to therein or that is within our knowledge as a result of the services that we performed in connection with such opinion.

             Yours truly,

             “Lang Michener LLP”